EX-99.77Q1(e)
COPIES OF ANY NEW OR AMENDED INVESTMENT ADVISORY CONTRACTS

Effective February 29, 2016, the Tax-Free National Funds Advisory fee was reduced permanently from 0.50% to 0.40%.

A special meeting of shareholders of the Investors Fund was held on February 23, 2016 to approve an amended Advisory agreement. Specifically, the proposal was to remove a current breakpoint which provided for a management fee of 0.75% on the first $100 million of net assets and 0.60% on net assets in excess of $100 million, and to replace it with a management fee of 0.75% with a reduction of 0.05% on assets exceeding $500 million, and by another 0.05% on assets exceeding $1 billion. The final proxy vote was 3,821,127 shares voted for the proposal, 32,290 shares voted against with 7,638 shares abstaining from voting. The change was effective February
29, 2016.

Amended Exhibit A dated February 29, 2106 to the Amended and Restated Investment Advisory Agreement is incorporated herein by reference to
Exhibit 99D.1 to Post-Effective Amendment No. 53 to Registrants Registration Statement on Form N-1A filed with the Securities and Exchange Commission on February 29, 2016 (Accession No. 0001040612-16-000161).